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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                              TERRA INDUSTRIES INC.
                              ---------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    880915103
                                    ---------
                                 (CUSIP Number)

                                DECEMBER 14, 2004
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 880915103                    13G                    Page 2 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Duquesne Capital Management, L.L.C.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Pennsylvania
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     -----------------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             4,500,000
      OWNED BY       -----------------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          -----------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            4,500,000
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,500,00
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.8%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 880915103                    13G                    Page 3 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Windmill Master Fund LP
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     -----------------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             4,500,000
     OWNED BY        -----------------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          -----------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            4,500,000
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,500,000
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.8%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 880915103                    13G                    Page 3 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stanley F. Druckenmiller
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     -----------------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             4,500,000
     OWNED BY        -----------------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
    REPORTING
      PERSON               0
       WITH          -----------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            4,500,000
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,500,000
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.8%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

This statement on Schedule 13G is filed with respect to the Common Stock (as defined in Item 2(d) below) of Terra Industries Inc., a Maryland corporation, to report beneficial ownership of the Common Stock in excess of 5% of the total amount outstanding.

Item 1(a): Name of Issuer:

         The name of the issuer is Terra Industries Inc. (the "Company").

Item 1(b): Address of Issuer's Principal Executive Offices:

         The Company's principal executive office is located at Terra Centre, P.O. Box 6000, 600 Fourth Street, Sioux City, Iowa 51102-6000.

Item 2(a): Name of Person Filing:

         This Schedule 13G ("Schedule 13G") with respect to the Common Stock (as defined in Item 2(d) below) of the Company is filed by:

         (i) Windmill Master Fund LP, a Cayman Islands Exempted Limited Partnership (the "Fund"), with respect to shares of Common Stock directly owned by the Fund (the "Shares");

         (ii) Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne Capital"), which serves as the investment manager to the Fund, with respect to the Shares; and

         (iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"), who serves as the managing member of Duquesne Capital, with respect to the Shares. Mr. Druckenmiller also serves as the managing member of Duquesne Holdings, LLC, a limited liability company organized under the laws of Anguilla, British West Indies ("Duquesne Holdings"), which acts as general partner to the Fund, and which has the power to replace Duquesne Capital as investment manager of the Fund within 60 days or less.

         Duquesne Capital may be deemed to beneficially own the Shares by virtue of its position as investment manager of the Fund. Mr. Druckenmiller may be deemed to beneficially own the Shares by virtue of his position as managing member of Duquesne Capital, and as managing member of Duquesne Holdings. The Fund, Duquesne Capital and Mr. Druckenmiller are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b): Address of Principal Business Office or, if None, Residence:

         The address of the principal business office of Duquesne Capital and Mr. Druckenmiller is 40 West 57th Street, 25th Floor, New York, New York 10019. The address of the principal business office of the Fund is Charlotte House, Charlotte Street, Nassau, Bahamas.

Item 2(c): Citizenship:

         The Fund is organized under the laws of the Cayman Islands. Duquesne Capital is organized under the laws of the Commonwealth of Pennsylvania. Mr. Druckenmiller is a citizen of the United States of America.

Item 2(d): Title of Class of Securities:

         Common Stock, without par value ("Common Stock")

Item 2(e): CUSIP Number:

         880915103

Item 3: If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
        (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act,

(b) [ ] Bank as defined in Section 3(a)(6) of the Act,

(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

(d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e) [ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1
        (b)(1)(ii)(F),

(g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1
        (b)(1)(ii)(G),

(h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4: Ownership:

A. Duquesne Capital

         (a) Amount beneficially owned: 4,500,000

         (b) Percent of class: 5.8% The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 77,838,685 shares of Common Stock issued and outstanding as of September 30, 2004, as reflected in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004.

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or direct the vote: -0-

                  (ii)     Shared power to vote or direct the vote: 4,500,000

                  (iii)    Sole power to dispose or direct the disposition: -0-

                  (iv)     Shared power to dispose or direct the disposition:
                           4,500,000

B.       Mr. Druckenmiller

         (a)      Amount beneficially owned: 4,500,000

         (b)      Percent of class: 5.8%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or direct the vote: -0-

                  (ii)     Shared power to vote or direct the vote: 4,500,000

                  (iii)    Sole power to dispose or direct the disposition: -0-

                  (iv)     Shared power to dispose or direct the disposition:
                           4,500,000

C.       The Fund

         (a)      Amount beneficially owned: 4,500,000

         (b)      Percent of class: 5.8%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or direct the vote: -0-

                  (ii)     Shared power to vote or direct the vote: 4,500,000

                  (iii)    Sole power to dispose or direct the disposition: -0-

                  (iv)     Shared power to dispose or direct the disposition:
                           4,500,000

Item 5: Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6: Ownership of More than Five Percent on Behalf of Another Person:

         Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable.

Item 8: Identification and Classification of Members of the Group:

         Not applicable.

Item 9: Notice of Dissolution of Group:

         Not applicable.

Item 10: Certification:

         Each Reporting Person hereby makes the following certification:

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 23, 2004


                               WINDMILL MASTER FUND LP

                               By:      Duquesne Holdings LLC,
                                        its general partner

                               By:      Stanley F. Druckenmiller,
                                        its managing member


                               By:          /s/ Gerald Kerner
                                        ____________________________
                                        Name:    Gerald Kerner
                                        Title:   Attorney-in-Fact

                               DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                               By:          /s/ Gerald Kerner
                                        ____________________________
                                        Name:  Gerald Kerner
                                        Title: Managing Director

                               STANLEY F. DRUCKENMILLER


                               By:          /s/ Gerald Kerner
                                        ____________________________
                                        Name:  Gerald Kerner
                                        Title: Attorney-in-Fact

     [SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO TERRA INDUSTRIES INC.]

                                  EXHIBIT INDEX

EXHIBIT 1: Joint Filing Agreement, by and among Windmill Master Fund LP, Duquesne Capital Management, L.L.C. and Stanley F. Druckenmiller, dated December 23, 2004.

EXHIBIT 2: Power of Attorney granted by Mr. Stanley F. Druckenmiller in favor of Gerald Kerner and Joseph W. Haleski, dated April 24, 2002.